Exhibit 23.2



February 10, 2015


John Michak
COO
Greenhouse Solutions, Inc.
8400 East Crescent Pkwy
Greenwood Village, CO 80111

We are in receipt of your correspondence terminating us as your auditor. As per our engagement letter, services performed outside of the normal audit and review procedures will be billed at our regular rates. The time incurred by our firm to review the 8-K and other client termination requirements fall under those services billed at our regular rates. We estimate these fees at $500-$750, which will be covered by an invoice enclosed with this email. We expect payment in full of as soon as possible. Subject to you making arrangements for the payment of your outstanding invoices we will cooperate with your new auditors. To facilitate that process, please send us a letter authorizing us to make disclosures to your new auditors. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

As mentioned we are in receipt of your 8-K filing and will review it and prepare a letter addressed to the Securities and Exchange Commission, to be included with your 8-K filing.

We look forward to helping you make a smooth transition with your new auditors and wish you future success.

Sincerely,

/Sadler, Gibb & Associates, LLC/
Sadler, Gibb & Associates, LLC